Contact

www.linkedin.com/in/rogerwtran
(LinkedIn)

Top Skills

Sketch3
iOS Design
Web Design

Languages

English (Native or Bilingual)
Spanish (Limited Working)
Cantonese (Elementary)
Mandarin (Elementary)

Honors-Awards

GSD Platform Publication
Nomination
Director's Prize in Architecture
Stanford Quad Award for Writing

Roger W Tran (陳萬霖)

COO @ Cinapse (YC W22)
Los Angeles, California, United States

Summary

Roger W Tran is a California-based UX designer, architect &
real-estate developer. He earned his undergraduate degree from
Stanford University in Architectural Design, History & Criticism before
pursuing a Masters in Architecture at the Harvard Graduate School
of Design. His body of work ranges from digital product design to
physical construction. At heart, he is an artist fueled by a vision to
craft beautiful sensory experiences.

He currently leads product, strategy & UX at Cinapse, a technology
startup offering seamless management tools for major motion picture
& premium television productions.

I do not check LinkedIn for communications. Please DM me
@chenchenwanwanlinlin on Instagram if you want to reach out.
Thanks!

Experience

Cinapse
COO & Co-Founder
May 2020 - Present (4 years 6 months)
Los Angeles, California, United States

We're building the Operating System of Hollywood.

Cinapse (YC W22) makes it easy for a film or television AD departments to
schedule complex productions collaboratively.

Iro House
Founder & Architect
March 2021 - Present (3 years 8 months)
Pasadena, California, United States

Premium architectural studio locations for beauty, skincare, and fashion.
@iro.house @xinu.house

Aloe Homes
Founder
June 2016 - Present (8 years 5 months)
San Francisco Bay Area + Los Angeles

We design, build, & bring-to-market homes, multi-family, and commercial projects in Los Angeles & the Bay Area.

Spotlight: @iro.house

- Feasibility Studies
- Zoning & Planning Analyses
- Architectural Design
- Permits & Applications (fml)
- Project Management
- Contractor & Sub-contractor sourcing
- Interior Design, Staging & Material sourcing
- Marketing & Web Development
- REALTOR Listing services

Roger W Tran
Owner
May 2015 - May 2019 (4 years 1 month)

Product / MVP / UX consulting service for early-stage startups.

Jyve Corporation
Lead Product Designer
July 2015 - July 2016 (1 year 1 month)
San Francisco, CA

Designed Jyve's core gig-economy products from the product's initial conception. Responsibilities include iOS application design, internal administrative desktop tools, website, usability research, and additional features. Worked directly with founders to design the v1.0 product's information architecture, MVP feature set, and interaction flows.

Harvard University Graduate School of Design
Master of Architecture Candidate
September 2014 - March 2015 (7 months)
Cambridge, MA

Had a great time, but life plans changed. Dropped out @ end of year 1.

Skidmore Owings & Merrill LLP (SOM)
Architectural Designer
January 2014 - June 2014 (6 months)
San Francisco

Designed multi-use highrise towers and commercial offices through concept
and schematic design phases. Built physical presentation models, drafted
drawing sets, and assembled presentation packages for Chinese and English
speaking clients.

Field Architecture
Architectural Designer
January 2013 - December 2013 (1 year)
Palo Alto, CA

Drafted submittal drawing sets for custom residential homes through design
development phase.
Researched and curated materials inventories. Designed and published a
monograph illustrating the firm's history and trajectory.

Stanford University
Teaching Assistant
September 2012 - October 2012 (2 months)
Stanford University

Mentored student workflow and progress through collaborative architectural
and product design projects. Facilitated seminar discussions in design history
and theory.

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Education

Y Combinator
W22

Stanford University
Bachelor of Arts (B.A.), Art History, Architectural Theory &
Criticism · (2009 - 2013)

Harvard University Graduate School of Design
Master of Architecture (M.Arch.), Architecture · (2014 - 2015)

DIS - Study Abroad
Scandinavian Furniture Design, Woodworking · (2012 - 2012)

Academy of Art University
Web / New Media · (2010 - 2010)